SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 19, 2014

I. Date, Time and Place: December 19, 2014, at 2:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Presiding Board: As chairman of the meeting, Mr. Henrique Constantino, who invited me, Claudia Karpat, to act as secretary of the meeting. IV. Calling: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To adopt resolutions on the following matters: (a) approval of the Company’s Budget for 2015; (b) approval of the Company’s Long-Term Business Plan; (c) confirmation of increase in the capital stock, as a result of the exercise of the stock purchase option, within the scope of the Company’s Stock Purchase Option Plan (“Option Plan”); and (d) authorization for entering into the 3rd Amendment to the Private Indenture of the 4th (fourth) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures for Public Distribution on a Restricted Placement Effort basis, of VRG Linhas Aéreas S.A. (“4th Issue Indenture”), in which the Company acts as guarantor. VI. Resolutions: After the necessary explanations were provided, the following matters have been approved by unanimous vote: (a) the Company’s Budget for 2015, the original copy of which is initialed by the presiding board and filed with the head-office of the Company; (b) the Long-Term Business Plan of the Company, the original copy of which is initialed by the Chairman and the Secretary of the meeting and filed with the Company’s head-office; (c) confirmation of the increase in the capital stock of the Company, up to the authorized limit thereof, in the amount of R$ 360,332.63 (three hundred and sixty thousand, three hundred and thirty-two Reais and sixty-three cents), upon issue of 28,173 (twenty-eight thousand, one hundred and seventy-three) preferred shares, all of them registered and with no face value, arising out of the exercise of a stock purchase option granted within the scope of the Option Plan of the Company. By reason of the foregoing, the capital stock of the Company was increased to R$ 2,618,747,614.50 (two billions, six hundred and eighteen million, seven hundred and forty-seven thousand, six hundred and fourteen Reais and fifty cents), represented by 143,858,204 (one hundred and forty-three million, eight hundred and fifty-eight thousand, two hundred and four) common shares and 139,311,357 (one hundred and thirty-nine million, three hundred and eleven thousand, three hundred and fifty-seven) preferred shares, all of them registered type and with no face value. The shares now issued are identical to those already existing, and under the terms of the Option Plan they shall be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) the approval of exclusion of the preemptive rights of the current shareholders of the Company upon the subscription of new

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preferred shares is approved, in conformity with the provisions in Article 171, §3, of Law no. 6.404, dated December 15, 1976 (“Corporations Law”), as amended; and (ii) the total issue price of R$ 360,332.63 (three hundred and sixty thousand, three hundred and thirty-two Reais and sixty-three cents) is determined, in accordance with the Company’s Option Plan; and (d) authorization for the Company, in its capacity as guarantor, to enter into the 3rd (third) Amendment to the 4th (fourth) Issue Indenture, by which the amortization amounts will be changed, as well as the percentages corresponding to each amortization made shall be included in the amortization table enclosed with the referred Amendment, pursuant to the terms and conditions approved, respectively, by the General Meeting of Debenture Holders of the 4th (fourth) Issue of Simple, Non-Convertible, Sole Series, Unsecured Debentures, for Public Distribution on a Restricted Placement Effort basis, of its subsidiary, VRG Linhas Aéreas S.A. (“Indenture of the 4th Issue of Debentures”).  VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, December 19, 2014.

_____________________________ Henrique Constantino Chairman	_____________________________ Claudia Karpat Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.